FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 21, 2003

Commission File Number: 000-30932

REGUS PLC
(Translation of registrant’s name into English)

3000 Hillswood Drive
Chertsey KT16 0RS
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

REGUS PLC

INDEX TO EXHIBITS

Item

1.	Notification of Major Interests in Shares dated October 16, 2003

2.	Notification of Major Interests in Shares dated November 5, 2003

3.	Notification of Major Interests in Shares dated November 17, 2003

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2003

REGUS PLC. By: /s/ Tim Regan Name: Tim Regan Title: Company Secretary

ITEM 1

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings	Regus plc

On 15th October 2003 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe has an interest in and is the registered holder of 110,550,800 ordinary shares of Regus plc as at 14th October 2003, being 18.89% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 585,120,290 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly Group
Communications Director
Telephone: 01932 895135

Date of notification: 16th October 2003

ITEM 2

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings	Regus plc

On 4th November 2003 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe has an interest in and is the registered holder of 111,267,300 ordinary shares of Regus plc as at 3rd November 2003, being 19.02% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 585,120,290 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895135

Date of notification: 5th November 2003

ITEM 3

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings	Regus plc

On 14th November 2003 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe has an interest in and is the registered holder of 90,183,300 ordinary shares of Regus plc as at 13th November 2003, being 15.41% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 585,120,290 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Director
Telephone: 01932 895135

Date of notification: 17th November 2003